UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Matthews A Share Selections Fund, LLC

(Name)

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

(Address of Principal Business Office (No. & Street, City, State, Zip Code))

Telephone Number (including area code): (415) 788-6036

William J. Hackett, President

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

(Name and address of agent for service of process)

Copies To:

Timothy B. Parker, Vice President

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

David A. Hearth, Esq.

Paul Hastings LLP

55 Second Street

San Francisco, CA 94105

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company of 1940 concurrently with the filing of Form N-8A: YES ☑            NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of San Francisco and state of California on the 6th day of March, 2013.

Matthews A Share Selections Fund, LLC
By:	/s/ William J. Hackett
William J. Hackett, President

Attest:	/s/ Shai Malka
Shai Malka, Treasurer